Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-161637

PROSPECTUS SUPPLEMENT
TO A SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 31, 2009

New Issue	September 8, 2009
FAIRFAX FINANCIAL HOLDINGS LIMITED
US$999,999,868 (maximum)
2,881,844 Subordinate Voting Shares (maximum)

Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) is offering 2,881,844 Subordinate Voting Shares at a price of US$347.00 per share, of which 600,000 Subordinate Voting Shares are being offered on an underwritten basis and up to 2,281,844 Subordinate Voting Shares are being offered on a “best efforts” basis. Our outstanding Subordinate Voting Shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH”. On September 4, 2009, the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange was Cdn$377.93, and on the New York Stock Exchange was US$347.00. We have applied to list the Subordinate Voting Shares sold by us under this prospectus supplement on the Toronto Stock Exchange and the New York Stock Exchange. Listing is subject to us fulfilling all the listing requirements of such exchanges.

Investing in the Subordinate Voting Shares involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and on page 6 of the accompanying base shelf prospectus.

The Subordinate Voting Shares being offered on an underwritten basis are being offered pursuant to an underwriting agreement dated September 8, 2009 (the “Underwriting Agreement”) between us and CIBC World Markets Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cormark Securities Inc., GMP Securities L.P. and Citigroup Global Markets Canada Inc. (collectively, the “Underwriters”). The Subordinate Voting Shares being offered on a “best efforts” basis are being offered pursuant to an agency agreement dated September 8, 2009 (the “Agency Agreement”) between us and the Underwriters. In certain circumstances, the Underwriters may offer the Subordinate Voting Shares at a price lower than the offering price in this prospectus supplement. See “Plan of Distribution”.

All dollar amounts in this prospectus supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Data”.

Our head and registered office is at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7.

PRICE: US$347.00 per Subordinate Voting Share

The Underwriters, as principals in respect of the underwritten Subordinate Voting Shares and as agents in respect of the Subordinate Voting Shares offered on a “best efforts” basis, conditionally offer the Subordinate Voting Shares, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and the Agency Agreement, as applicable, and subject to approval of certain legal matters on our behalf by Torys LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. Shearman & Sterling LLP has acted as our United States counsel and Dewey & LeBoeuf LLP has acted as the Underwriters’ United States counsel in connection with the offering.

	Price to		Net Proceeds to
	Public	Underwriters’ Fee(1)	Fairfax(2)

Per Subordinate Voting Share	US$347.00	US$13.88/US$3.47	US$341.36
Total (underwritten)(3)	US$208,200,000.00	US$8,328,000.00	US$199,872,000.00
Total (maximum)(4)	US$999,999,868.00	US$16,245,998.68	US$983,753,869.32

(1)	The fee payable to the Underwriters is 4.0% of the gross proceeds of the underwritten offering and 1.0% of the gross proceeds of the Subordinate Voting Shares offered on a “best efforts” basis sold to certain institutions and 4.0% of the gross proceeds of all other Subordinate Voting Shares sold on a “best efforts” basis.

(2)	Before deduction of expenses of the offering, estimated at US$750,000, which, together with the Underwriters’ fee, will be paid from the proceeds of the offering.

(3)	The obligation of the Underwriters to purchase the Subordinate Voting Shares pursuant to the underwritten offering is conditional upon the simultaneous closing of the sale of Subordinate Voting Shares offered on a “best efforts” basis for aggregate gross proceeds of at least US$500,000,000.

(4)	Assumes that all of the Subordinate Voting Shares offered on a “best efforts” basis are sold and that all of such Subordinate Voting Shares are sold to certain institutions for which the Underwriters will be entitled to a fee of 1.0% of the gross proceeds.

The offering price was determined by negotiation between us and the Underwriters. In connection with the offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

We intend to use the net proceeds of this offering to acquire all of the outstanding common stock of our public reinsurance subsidiary, Odyssey Re Holdings Corp., that we do not already own (the “Proposed Transaction”). There can be no assurance that we will be able to complete the Proposed Transaction. If we are unable to raise sufficient proceeds from this offering to complete the Proposed Transaction or if we are otherwise unsuccessful in completing the Proposed Transaction, the net proceeds of the offering will be used to augment our cash position, to increase short term investments and marketable securities held at the holding company, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes. See “Recent Developments — Proposed Acquisition of Minority Stake in OdysseyRe” and “Risk Factors — Risks Related to our Business — We may not be successful in completing the proposed acquisition of all of the outstanding shares of OdysseyRe that we do not currently own.”

An affiliate of Merrill Lynch Canada Inc., one of the Underwriters, is acting as financial advisor to us in connection with the Proposed Transaction and therefore we may be considered to be a connected issuer of Merrill Lynch Canada Inc. under applicable Canadian securities laws. See “Relationship Between Fairfax and Certain Underwriters”.

We are permitted to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Owning the Subordinate Voting Shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement. You should consult your own counsel, accountant or other advisors for legal, tax, business, financial and related advice regarding the offering.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and certain of the experts named in this prospectus supplement and the accompanying base shelf prospectus are Canadian residents, and many of our assets are located in Canada.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of the Subordinate Voting Shares, or determined if this prospectus supplement or accompanying base shelf prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the offering will take place on September 11, 2009 or on such later date as the Company and the Underwriters may agree (the “Closing Date”), but not later than September 18, 2009. A global certificate representing the Subordinate Voting Shares will be issued in registered form only to CDS Clearing and Depository Services Inc. (“CDS”), or its nominee, and will be deposited with CDS on closing of the offering. A purchaser of the Subordinate Voting Shares under the offering will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Subordinate Voting Shares are purchased.

CIBC World Markets	BofA Merrill Lynch	Scotia Capital
Sole Bookrunner
BMO Capital Markets Corp.		RBC Capital Markets Corporation
Cormark Securities Inc.		GMP Securities L.P.
Citi

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP and Osler, Hoskin & Harcourt LLP, the Subordinate Voting Shares offered hereby, if issued on the date of this prospectus supplement, would be, on such date, a qualified investment under the Income Tax Act (Canada) (the “Tax Act”) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account or a deferred profit sharing plan.

The Subordinate Voting Shares will not be a “prohibited investment” for a trust governed by a tax-free savings account on such date provided the holder of the tax-free savings account deals at arm’s length with us for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in us or in any person or partnership with which we do not deal at arm’s length for purposes of the Tax Act.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the Subordinate Voting Shares that we are currently offering. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Subordinate Voting Shares that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should read this prospectus supplement along with the accompanying base shelf prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The Subordinate Voting Shares are being offered only in jurisdictions in which offers and sales are permitted.

If the information varies between this prospectus supplement and the accompanying base shelf prospectus, the information in this prospectus supplement supersedes the information in the accompanying base shelf prospectus.

PRESENTATION OF FINANCIAL INFORMATION

As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars in order to provide more meaningful information to users of our financial statements. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “$”, “US$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 20 to our audited consolidated financial statements for the year ended December 31, 2008 and note 15 to our unaudited interim consolidated financial statements for the six months ended June 30, 2009, incorporated by reference in this prospectus.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

						Six Months Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009

Low	0.7159	0.7872	0.8528	0.8437	0.7711	0.9686	0.7692
High	0.8493	0.8690	0.9099	1.0905	1.0289	1.0289	0.9236
Period End	0.8308	0.8577	0.8581	1.0120	0.8166	0.9817	0.8602
Average	0.7697	0.8259	0.8820	0.9348	0.9441	0.9929	0.8291

On September 4, 2009, the noon buying rate was Cdn$1.00 = US$0.9184.

FORWARD-LOOKING STATEMENTS

Any statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “project,” “expect,” “plan,” “intend,” “predict,” “estimate,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. These forward-looking statements relate to, among other things, our plans and objectives for future operations and underwriting profits. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We are under no obligation to update or alter such forward-looking statements as a result of new information, future events or otherwise. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus supplement and the accompanying base shelf prospectus, or in documents incorporated by reference therein, include, but are not limited to:

•	the failure to successfully complete the Proposed Transaction or to complete it on the currently proposed terms;

•	a reduction in net income if our loss reserves are insufficient;

•	underwriting losses on the risks we insure that are higher or lower than expected;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	the cycles of the insurance market, which can substantially influence our and our competitors’ premium rates and capacity to write new business;

•	changes in economic conditions, including interest rates and the securities markets, which could negatively affect our investment portfolio;

•	insufficient reserves for asbestos, environmental and other latent claims;

•	exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements;

•	exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf;

•	an inability to realize our investment objectives;

•	risks associated with implementing our business strategies;

•	the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us;

•	the failure of any of the loss limitation methods we employ;

•	inability of our subsidiaries to maintain financial or claims-paying ability ratings;

•	a decrease in the level of demand for reinsurance or insurance products, or increased competition in the insurance industry;

•	our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us;

•	our inability to access our subsidiaries’ cash;

•	our inability to obtain required levels of capital on favorable terms, if at all;

•	loss of key employees;

•	the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate;

•	risks associated with government investigations of, and litigation related to, insurance industry practices;

•	risks associated with the current purported class action litigation;

•	risks associated with our pending civil litigation;

•	the influence exercisable by our controlling shareholder;

•	adverse fluctuations in foreign currency exchange rates;

•	our failure to realize future income tax assets;

•	our dependence on independent brokers over whom we exercise little control;

•	assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and

•	an impairment in the carrying value of our goodwill.

See “Risk Factors” in this prospectus supplement and in the accompanying base shelf prospectus for a further discussion of these risks and uncertainties.

SUMMARY

This brief summary highlights selected information from this prospectus supplement and the accompanying base shelf prospectus. It may not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference therein, including our historical financial statements for the year ended December 31, 2008 and the six months ended June 30, 2009 and the notes to those financial statements. You should read “Risk Factors” beginning on page S-10 of this prospectus supplement and page 6 of the accompanying base shelf prospectus for more information about important factors that you should consider before making a decision to participate in the offering.

Unless the context otherwise requires, the terms “Fairfax”, “Company”, “we”, “us” and “our” refer to Fairfax Financial Holdings Limited and its subsidiaries; the term “OdysseyRe” refers to our public reinsurance business, Odyssey Re Holdings Corp. and its subsidiaries; the term “Group Re” refers to our wholly-owned reinsurance business, Group Re and its subsidiaries; the term “Crum & Forster” refers to our wholly-owned U.S. property and casualty insurance business, Crum & Forster Holdings Corp. and its subsidiaries; the term “Northbridge” refers to our wholly-owned Canadian property and casualty insurance business, Northbridge Financial Corporation and its subsidiaries; the term “Hamblin Watsa” refers to our wholly-owned investment management subsidiary, Hamblin Watsa Investment Counsel Ltd.; the term “Polish Re” refers to our wholly-owned Polish reinsurance and insurance company, Polskie Towarzystwo Reasekuracji Spólka Akcyjna and the term “Advent” refers to Advent Capital (Holdings) Plc, a U.K. public company in which we hold a controlling interest. All references in this prospectus to “$”, “US$” or “dollars” refer to United States dollars and all references to “Cdn$” refer to Canadian dollars, unless otherwise indicated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

We are a financial services holding company primarily engaged in property and casualty insurance and reinsurance. We are incorporated under the Canada Business Corporations Act. We operate through a decentralized operating structure, with autonomous management teams applying a focused underwriting strategy to our markets. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis, which we believe provides above-average returns over the long-term. We provide a full range of property and casualty products, maintaining a diversified portfolio of risks across classes of business, geographic regions, and types of insureds. We have been under current management since September 1985. Our principal executive offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada. Our telephone number is (416) 367-4941.

We conduct our business through the following segments, with each of our continuing operations maintaining a strong position in its respective markets.

Our reinsurance business is conducted through OdysseyRe, Group Re, Advent and Polish Re. OdysseyRe is a U.S.-based underwriter of a full range of property and casualty reinsurance on a worldwide basis. We have a majority interest in OdysseyRe, whose common stock is traded on the New York Stock Exchange under the symbol “ORH” and have announced that we are proposing to acquire all of the outstanding common stock of OdysseyRe that we do not already own. Group Re primarily constitutes the participation by CRC (Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third-party reinsurance programs on the same terms and pricing as the third party reinsurers. Since 2004, Group Re has also written third party business. Advent, based in the U.K., was included in our reinsurance segment effective from September 11, 2008, the date we acquired control of Advent, and is a reinsurance and insurance company, operating through Syndicate 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Advent’s shares are listed on the London Stock Exchange and we have made an offer to acquire the shares of Advent that we do not currently own. Polish Re, based in Warsaw, Poland was included in our reinsurance segment effective from its date of acquisition on January 7, 2009 and writes reinsurance business in the Central and Eastern European regions.

Our insurance business is conducted through Northbridge (Canadian insurance), Crum & Forster (U.S. insurance) and Fairfax Asia (Asian insurance). OdysseyRe also conducts insurance business through its U.S. Insurance and London Market divisions. Northbridge provides commercial and personal lines property and casualty insurance primarily in Canada through a wide range of distribution channels. We completed a going-private transaction on February 20, 2009 pursuant to which we acquired all of the outstanding shares of Northbridge we did not already own and Northbridge became a wholly-owned subsidiary of Fairfax. Crum & Forster, based in the U.S., provides a full range of commercial property and casualty insurance, which targets specialty classes of business that emphasize strong technical underwriting expertise. We own all of the equity of Crum & Forster. OdysseyRe provides a range of professional and specialty liability insurance in the United States and internationally through its U.S. Insurance and London Market divisions. Fairfax Asia is comprised of our 98%-owned, Singapore based First Capital subsidiary which writes property and casualty insurance primarily to Singapore markets and our wholly-owned, Hong Kong based Falcon Insurance subsidiary which writes property and casualty insurance to niche markets in Hong Kong.

Our runoff business primarily includes our discontinued business that did not meet our underwriting criteria or strategic objectives and selected business previously written by our other subsidiaries that was put under dedicated runoff management. In addition, our runoff segment also includes third-party runoff operations that we have acquired, which we believe will provide us with the opportunity to earn attractive returns on our invested capital.

Our invested assets are managed by our wholly-owned investment management subsidiary, Hamblin Watsa. Hamblin Watsa has managed our invested assets since September 1985 and emphasizes a conservative investment philosophy, seeking to invest our assets on a total return basis, which includes realized and unrealized gains over the long-term, using a value-oriented approach.

Recent Developments

Proposed Acquisition of Minority Stake in OdysseyRe

On September 4, 2009, we announced that we are proposing to acquire all of the outstanding shares of common stock of OdysseyRe that we do not currently own for $60.00 per share of common stock in cash (the “Proposed Transaction”), representing a 19.8% premium over the closing price on September 4, 2009 and a 23.2% premium over the 30-day average closing price of OdysseyRe common stock on the New York Stock Exchange. We currently own approximately 72.6% of all outstanding shares of common stock of OdysseyRe.

Prior to this announcement, we previously advised the board of directors of OdysseyRe that we wished to explore a potential transaction in which we would acquire all of the outstanding shares of OdysseyRe common stock we did not already own. We have been advised that the board of directors of OdysseyRe has formed a special committee of independent directors to evaluate our proposal and that the special committee has engaged independent financial and legal advisors. Directors of OdysseyRe affiliated with us will not participate in the evaluation of the proposal.

If the Proposed Transaction is completed, there would be no changes in OdysseyRe’s strategic or operating philosophy. Under the leadership of Andy Barnard President and Chief Executive Officer of OdysseyRe, OdysseyRe would continue to operate its business exactly as it has always been run, on an independent and decentralized basis.

We have advised OdysseyRe that our sole interest is in acquiring the shares of common stock of OdysseyRe that we do not currently own and that we have no interest in a disposition of our controlling interest in OdysseyRe.

The aggregate consideration payable by us under the Proposed Transaction is expected to be approximately $960.4 million. We intend to use the net proceeds from this offering, together with available cash on hand (if necessary), to complete the Proposed Transaction. There can be no assurance that we will be able to raise sufficient proceeds from this offering to complete the Proposed Transaction. Even if sufficient funds are raised pursuant to this offering, there can be no assurance that we will be able to complete the Proposed Transaction or that we will be able to complete it on the currently proposed terms. If we are unsuccessful in completing the Proposed Transaction, we intend to use the net proceeds to augment our cash position, to increase short-term investments and marketable securities held at the holding company, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

Going-Private Transaction for Advent

On July 17, 2009, we announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares not already owned by us and our affiliates, for 220 U.K. pence in cash per common share. At the time, we owned approximately 66.7% of Advent’s outstanding common shares. The aggregate cash consideration payable under the transaction for the 33.3% of the Advent shares that we did not already own was approximately $56.5 (£34.3 million). On September 2, 2009, we announced that we had received valid acceptances representing 97.6% of the outstanding shares of Advent not already owned by us and our affiliates. We have now commenced the process to acquire all remaining Advent shares pursuant to the compulsory acquisition provisions of U.K. law.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following summary historical financial data should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2008 and the six months ended June 30, 2009 and the related management’s discussion and analysis thereon that are incorporated by reference in this prospectus supplement.

The summary historical consolidated financial data for the years ended and as at December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009 are derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements, respectively. We prepare our consolidated financial statements in accordance with Canadian GAAP.

We encourage you to read the consolidated financial statements incorporated by reference in this prospectus supplement because they contain our complete financial statements for the periods presented. Our historical results of operations are not necessarily indicative of future results.

	Six Months Ended
	June 30,		Years Ended December 31,
	2009	2008(1)	2008(1)	2007(1)	2006(1)(2)
	(dollars in millions except per share amounts)

Consolidated Statements of Earnings:
Gross premiums written	$2,646.7	$2,580.2	$5,061.4	$5,214.5	$5,486.6

Net premiums written	2,231.3	2,235.9	4,332.2	4,498.4	4,789.7

Net premiums earned	2,211.0	2,244.1	4,529.1	4,648.8	4,850.6
Interest and dividends	355.6	344.8	626.4	761.0	746.5
Net gains on investments	177.0	1,025.1	2,570.7	1,665.8	765.6
Net gains on secondary offering	—	—	—	—	69.7
Other revenue(3)	271.3	—	99.4	434.5	371.3

Total revenues	3,014.9	3,614.0	7,825.6	7,510.1	6,803.7

Losses on claims	1,550.7	1,655.8	3,559.0	3,160.7	3,822.4
Operating expenses	396.9	412.5	835.9	817.7	757.9
Commissions, net	350.0	361.3	729.8	760.3	780.7
Interest expense	76.3	80.7	158.6	209.5	210.4
Other expenses(3)	267.9	—	98.0	401.5	353.7

Total expenses	2,641.8	2,510.3	5,381.3	5,349.7	5,925.1

Earnings from operations before income taxes	373.1	1,103.7	2,444.3	2,160.4	878.6
Income taxes	91.2	313.5	755.6	711.1	485.6

Net earnings before non-controlling interests	281.9	790.2	1,688.7	1,449.3	393.0
Non-controlling interests	(66.9)	(130.8)	(214.9)	(353.5)	(165.5)

Net earnings	$215.0	$659.4	$1,473.8	$1,095.8	$227.5

Net earnings per diluted share	$12.02	$34.72	$79.53	$58.38	$11.92

Selected Consolidated Balance Sheet Data
(at period end):
Total investments and cash(4)	$19,438.6	$19,555.8	$19,949.8	$19,000.7	$16,819.7
Total assets	27,020.9	26,845.3	27,305.4	27,941.8	26,576.5
Provision for claims	14,805.1	14,913.6	14,728.4	15,048.1	15,502.3
Total shareholders’ equity	5,613.2	4,733.7	4,968.8	4,258.0	2,856.9
Common shareholders’ equity per basic share	$315.91	$251.86	$278.28	$230.01	$150.16

(1)	The Company has reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings from losses on claims and operating expenses to net gains (losses) on investments to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company.

(2)	On January 1, 2007, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement;

Section 3251, Equity; Section 3861, Financial Instruments — Disclosure and Presentation; and Section 3865, Hedges. The adoption of these new accounting standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. The company adopted these standards prospectively and, accordingly, prior period balances have not been restated (except for the reclassification of the currency translation account which was adopted retroactively with prior period restatement).

(3)	For the six months ended June 30, 2009 and the year ended December 31, 2008, the Other revenue and Other expenses includes Ridley Inc. since its acquisition on November 4, 2008. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. For the years ended December 31, 2007 and 2006, the Other revenue and Other expenses comprised Cunningham Lindsey Group Inc. and its operating companies, which is engaged in the claims adjusting, appraisal and loss management business.

(4)	Includes holding company cash, short-term investments and marketable securities and total portfolio investments, and is net of short sale and derivative obligations. See note 3 to our audited consolidated financial statements for the year ended December 31, 2008 and note 3 to our unaudited interim consolidated financial statements for the six months ended June 30, 2009, incorporated by reference into this prospectus for a discussion of the components of our holding company and portfolio investments.

	Six Months Ended
	June 30,		Years Ended December 31,
	2009	2008(1)	2008(1)	2007(1)	2006(1)
	(dollars in millions except per share data)

Selected Financial Ratios:
Insurance — Canada (Northbridge)
Loss & loss adjustment expense ratio(2)	72.8%	69.5%	75.2%	68.4%	71.8%
Expense ratio(3)	30.7	28.6	28.3	28.1	26.2

Combined ratio(4)	103.5%	98.1%	103.5%	96.5%	98.0%

— U.S. (Crum & Forster)
Loss & loss adjustment expense ratio(2)	67.6%	88.2%	85.8%	64.9%	64.1%
Expense ratio(3)	33.5	30.8	31.8	28.6	28.2

Combined ratio(4)	101.1%	119.0%	117.6%	93.5%	92.3%

— Asia (Fairfax Asia)
Loss & loss adjustment expense ratio(2)	76.5%	65.9%	81.5%	56.2%	55.7%
Expense ratio(3)	16.0	11.8	10.3	14.2	22.7

Combined ratio(4)	92.5%	77.7%	91.8%	70.4%	78.4%

Reinsurance — OdysseyRe
Loss & loss adjustment expense ratio(2)	67.3%	69.3%	72.7%	66.4%	68.7%
Expense ratio(3)	29.2	29.3	28.6	29.1	27.8

Combined ratio(4)	96.5%	98.6%	101.3%	95.5%	96.5%

— Other
Loss & loss adjustment expense ratio(2)	76.1%	62.7%	84.3%	54.6%	67.4%
Expense ratio(3)	19.1	30.7	32.3	41.2	28.3

Combined ratio(4)	95.2%	93.4%	116.6%	95.8%	95.7%

Consolidated combined ratio (excluding runoff)	98.5%	102.8%	106.2%	94.9%	95.5%

(1)	The Company has reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings from losses on claims and operating expenses to net gains (losses) on investments to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company.

(2)	Loss and loss adjustment expense ratio is calculated as claims losses and loss adjustment expenses expressed as a percentage of net premiums earned.

(3)	Expense ratio is calculated as commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned.

(4)	The combined ratio, which may be calculated differently by different companies, and is calculated by the company as the sum of the loss ratio and the expense ratio, is the traditional measure of underwriting results of property and casualty insurance and reinsurance companies and is regarded as a non-GAAP measure. For further information, please refer to the management’s discussion and analysis for the six months ended June 30, 2009 incorporated by reference in this prospectus.

RISK FACTORS

An investment in our securities involves risk. You should carefully consider the following risk factors and the risk factors beginning on page 6 of the accompanying base shelf prospectus, as well as the other information contained in and incorporated by reference into this prospectus supplement, before deciding whether to participate in the offering. Any of the following risks could materially adversely affect our business, financial condition or results of operations and could materially adversely affect your investment in the Subordinate Voting Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We may not be successful in completing the Proposed Transaction

The aggregate consideration payable by us under the Proposed Transaction is expected to be approximately $960.4 million. Of the approximately $1.0 billion being raised pursuant to this offering, approximately $791.8 million is being offered on a “best efforts” basis. The offering of Subordinate Voting Shares on a “best efforts” basis is not conditional upon any minimum amount of proceeds. The obligation of the Underwriters to purchase the Subordinate Voting Shares pursuant to the underwritten offering is conditional upon the simultaneous closing of the sale of Subordinate Voting Shares offered on a “best efforts” basis for aggregate gross proceeds of at least $500.0 million. There can be no assurance that we will be able to sell such Subordinate Voting Shares and, accordingly, there can be no assurance that we will raise sufficient funds pursuant to the offering to complete the Proposed Transaction. Completion of the Proposed Transaction will also be subject to a number of conditions, and there can be no assurance that the Proposed Transaction will be completed or will be completed on the currently proposed terms. The completion of this offering is not conditional upon the completion of the Proposed Transaction, and the completion of this offering will occur prior to the date the Proposed Transaction could be completed and whether or not sufficient funds are raised pursuant to this offering to complete the Proposed Transaction.

Risks Related to Our Subordinate Voting Shares

The market price of our Subordinate Voting Shares may be subject to fluctuations and volatility

The market price of our Subordinate Voting Shares has been subject to fluctuations and volatility. These fluctuations and volatility could continue. Among the factors that could affect the market price of our Subordinate Voting Shares are those discussed in the accompanying base shelf prospectus, as well as:

•	actual or anticipated variations in our financial condition or operating results;

•	introductions of innovations, new services or products or significant price reductions by us or our competitors;

•	changes in financial reports by securities analysts;

•	a downgrade, suspension or withdrawal of the rating assigned by a rating agency to our senior debt;

•	the occurrence of major catastrophic events;

•	our failure to complete the Proposed Transaction or to complete it on the currently proposed terms; and

•	any of the other events discussed in the “Risk Factors” section beginning at page 7 of the accompanying base shelf prospectus.

The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Subordinate Voting Shares. As a result, you may not be able to resell your Subordinate Voting Shares at or above the offering price.

Additional issuances of Subordinate Voting Shares may result in dilution

Our articles of incorporation allow us to issue an unlimited number of Subordinate Voting Shares. Future issuances of additional Subordinate Voting Shares may result in dilution to the holders of the Subordinate Voting Shares.

USE OF PROCEEDS

The obligation of the Underwriters to purchase the Subordinate Voting Shares pursuant to the underwritten offering is conditional upon the simultaneous closing of the sale of Subordinate Voting Shares offered on a “best efforts” basis for aggregate gross proceeds of at least $500.0 million. The net proceeds to be received by the Company from the sale of the underwritten Subordinate Voting Shares pursuant to the offering and the sale of $500.0 million of Subordinate Voting Shares offered on a “best efforts” basis are estimated at an aggregate of $694.1 million after payment of the Underwriters’ fee and estimated expenses of the offering (assuming that all Subordinate Voting Shares offered on a “best efforts” basis are sold to certain institutions for which the Underwriters will be entitled to a fee of 1.0% and that the Underwriters’ aggregate fee is $13.3 million). If the maximum number of Subordinate Voting Shares are sold, the net proceeds are estimated at $983.0 million after payment of the Underwriters’ fee and estimated expenses of the offering (assuming that all Subordinate Voting Shares offered on a “best efforts” basis are sold to certain institutions for which the Underwriters will be entitled to a fee of 1.0% and that the Underwriters’ aggregate fee is $16.2 million). The offering of Subordinate Voting Shares on a “best efforts” basis is not conditional upon any minimum amount of proceeds.

The net proceeds of the offering, together with available cash on hand (if necessary), will be used to complete the Proposed Transaction as described under “Recent Developments — Proposed Acquisition of Minority Stake in OdysseyRe”. The aggregate consideration payable by us under the Proposed Transaction is expected to be approximately $960.4 million. If we do not raise sufficient funds pursuant to this offering to complete the Proposed Transaction or if we are otherwise unsuccessful in completing the Proposed Transaction, we intend to use the net proceeds to augment our cash position, to increase short term investments and marketable securities held at the holding company, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

CAPITALIZATION

The table below sets forth our capitalization as of June 30, 2009 under Canadian GAAP. The “As Adjusted” column reflects our capitalization after giving effect to: (a) the repurchases, from July 1, 2009 to September 4, 2009 of the Subordinate Voting Shares of Fairfax and common stock of OdysseyRe as part of their previously announced share repurchase programmes; (b) the repurchases, from July 1, 2009 to September 4, 2009 of our Subordinate Voting Shares for treasury; (c) the offering completed on August 18, 2009 of Cdn$400 million aggregate principal amount of our 7.5% senior notes due 2019; and (d) this offering of Subordinate Voting Shares, assuming that the maximum number of Subordinate Voting Shares offered pursuant to this prospectus supplement are sold and that all Subordinate Voting Shares offered on a “best efforts” basis are sold to certain institutions for which the Underwriters will be entitled to a fee of 1.0% of the gross proceeds. The table below does not give effect to the Proposed Transaction. If the Proposed Transaction were to be completed on the currently proposed terms, holding company cash, short-term investments and marketable securities, net of short sale and derivative obligations in the “As Adjusted ” column would decrease by $960.4 million and non-controlling interests would decrease by $823.8 million. As a result, the “ As Adjusted ” total debt as a percentage of total capitalization would increase from 23.2% to 25.4% and the “As Adjusted” net debt as a percentage of net total capitalization would increase from 1.3% to 13.5%. You should read this table in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and our unaudited interim consolidated financial statements for the six months ended June 30, 2009, incorporated by reference into this prospectus supplement.

	As of June 30, 2009
	Actual	As Adjusted
	(dollars in millions)

Holding company cash, short-term investments and marketable securities, net of short sale and derivative obligations	$862.7	$2,201.6

Debt(1) Subsidiary indebtedness	$9.6	$9.6
Long-term debt — holding company borrowings	858.3	1,222.2
Long-term debt — subsidiary company borrowings	890.3	890.3
Purchase consideration payable	167.0	167.0
Trust preferred securities of subsidiaries	9.1	9.1

Total debt	1,934.3	2,298.2

Non-controlling interests(2)	1,026.1	996.4

Shareholders’ equity
Common stock	2,121.3	3,102.3
Treasury stock, at cost	(26.1)	(30.2)
Preferred stock	102.5	102.5
Retained earnings	2,939.1	2,941.9
Accumulated other comprehensive income	476.4	476.4

Total shareholders’ equity	5,613.2	6,592.9

Total capitalization	$8,573.6	$9,887.5

Total debt as a percentage of total capitalization	22.6%	23.2%
Net debt as a percentage of net total capitalization(3)	13.9%	1.3%

(1)	See notes 8 and 9 of our audited consolidated financial statements for the year ended December 31, 2008 and note 6 to our unaudited consolidated financial statements for the six months ended June 30, 2009, incorporated by reference in this prospectus, for more details on our long-term debt, purchase consideration payable and trust preferred securities.

(2)	Includes minority interest in OdysseyRe, Advent Capital (Holdings) PLC, Ridley Inc. and First Capital Insurance Limited.

(3)	Net debt equals total debt minus cash, short-term investments and marketable securities, net of short sale and derivative obligations. Net total capitalization is calculated by the Company as the sum of the total shareholders’ equity, non-controlling interests and net debt.

PRICE RANGE AND TRADING VOLUME OF LISTED SHARES

The Subordinate Voting Shares of Fairfax Financial Holdings Limited are listed on Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “FFH”. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Subordinate Voting Shares on the TSX and NYSE.

	TSX			NYSE
	High	Low		High	Low
Subordinate Voting Shares	(Cdn$)	(Cdn$)	Volume	($)	($)	Volume

2008
September	340.00	223.20	2,414,673	330.00	210.50	3,635,751
October	377.00	302.00	2,141,779	355.48	241.71	2,440.673
November	368.99	318.36	1,143,808	301.11	267.90	1,058,646
December	390.00	339.25	1,219,625	319.22	268.72	1,108,995

2009
January	403.75	359.11	1,410,224	328.76	297.00	868,526
February	404.00	297.51	901,158	326.72	240.00	792,456
March	326.00	272.38	1,432,847	263.00	211.01	1,260.195
April	340.00	294.05	968,571	273.14	237.16	528,130
May	324.73	281.50	1,223,429	280.49	250.00	469,664
June	294.99	275.81	1,176,768	266.15	240.05	390,543
July	338.25	281.33	801,367	313.20	241.50	414,995
August	385.01	325.61	780,400	350.16	301.94	683,509
September 1 to 4	379.24	355.64	150,294	347.79	321.86	107,741

DIVIDENDS

On January 4, 2007, we declared a dividend of $2.75 per Subordinate Voting Share or Multiple Voting Share, payable on February 8, 2007. On January 2, 2008, we declared a dividend of $5.00 per Subordinate Voting Share or Multiple Voting Share, payable on February 11, 2008. On January 6, 2009, we declared a dividend of $8.00 per Subordinate Voting Share or multiple voting share, payable on January 27, 2009.

The dividends are payable in U.S. dollars. Future dividends on our Subordinate Voting Shares or Multiple Voting Shares, if any, are expected to be paid in U.S. currency.

The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

PRIOR SALES

We have not issued any Subordinate Voting Shares during the 12-month period prior to the date of this prospectus supplement.

DESCRIPTION OF SUBORDINATE VOTING SHARES

The following briefly summarizes the provisions of our articles of incorporation relating to our Subordinate Voting Shares, including a description of our Multiple Voting Shares. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

Our authorized share capital consists of an unlimited number of Multiple Voting Shares carrying ten votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of preferred shares, issuable in series. At September 4, 2009, there were outstanding 1,548,000 Multiple Voting Shares and 16,666,974 Subordinate Voting Shares, as well as 2,250,000 Series A preferred shares and 3,750,000 Series B preferred shares. At September 4, 2009, 799,230 Subordinate Voting Shares were effectively held by Fairfax through an ownership interest in The Sixty Two Investment Company Limited (“Sixty Two”).

Sixty Two owns 50,620 Subordinate Voting Shares and 1,548,000 Multiple Voting Shares, representing 48.3% of the total votes attached to all classes of our shares (100% of the total votes attached to the Multiple Voting Shares and 0.3% of the total votes attached to the Subordinate Voting Shares). V. Prem Watsa, our Chairman and Chief Executive Officer, controls Sixty Two and himself beneficially owns an additional 257,193 Subordinate Voting Shares and exercises control or direction over an additional 2,100 Subordinate Voting Shares. These shares, together with the shares owned directly by Sixty Two, represent 49.1% of the total votes attached to all classes of our shares (100% of the total votes attached to the Multiple Voting Shares and 1.9% of the total votes attached to the Subordinate Voting Shares).

Multiple Voting Shares and Subordinate Voting Shares

Dividend Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that our board of directors may declare out of legally available funds, subject to the preferential dividend rights of the preferred shares.

Voting Rights

Holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Multiple Voting Shares are entitled to ten votes per share, except as set forth below, and the Subordinate Voting Shares are entitled to one vote per share.

The ten votes per share attached to the Multiple Voting Shares are automatically and permanently reduced to one vote per share if:

(i)	the number of the Multiple Voting Shares held by Sixty Two (and its 75%-owned subsidiaries, of which there are currently none) falls below 1,197,480 shares, unless this results from a sale of shares to purchasers who make an equivalent unconditional offer to purchase all outstanding Subordinate Voting Shares; or

(ii)	the number of the Multiple Voting Shares held by purchasers referred to in (i) above (and their 75%-owned subsidiaries) falls below 1,197,480.

A change of control of Sixty Two or a purchaser referred to in (i) above will disqualify that shareholder’s holding of shares for the purposes of the calculations contained in (i) and (ii) above. Except in connection with a sale to a purchaser who makes an offer to purchase all outstanding Subordinate Voting Shares as contemplated by (i) above, Sixty Two has agreed with us that it will not sell its Multiple Voting Shares (except to its 75%-owned subsidiaries).

The number of votes attached to the Multiple Voting Shares will automatically but temporarily be reduced to one vote per share for any shareholders’ meeting if, during the three months ending ten days prior to the date we send notice of the shareholders’ meeting, the weighted average trading price in the principal trading market of the Subordinate Voting Shares for any period of thirty consecutive trading days is less than Cdn$4.00 per share (subject to adjustment).

Preemptive, Subscription, Redemption and Conversion Rights

Holders of Subordinate Voting Shares and Multiple Voting Shares have no preemptive, subscription or redemption rights. Holders of Subordinate Voting Shares have no conversion rights. Multiple Voting Shares are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Subordinate Voting Shares and Multiple Voting Shares, without preference or distinction, are entitled to receive ratably all of our assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding preferred shares and any other prior ranking shares.

Modifications

Modifications to the provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, require the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class.

No subdivision or consolidation of the Multiple Voting Shares or of the Subordinate Voting Shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.

No rights to acquire additional shares or other securities or property of ours will be issued to holders of Multiple Voting Shares or Subordinate Voting Shares unless the same rights are issued at the same time to holders of shares of both classes.

RELATIONSHIP BETWEEN FAIRFAX AND CERTAIN UNDERWRITERS

An affiliate of Merrill Lynch Canada Inc., one of the Underwriters, is also acting as financial adviser to us in connection with the Proposed Transaction and will receive customary fees, which may include a fee upon the successful completion of the Proposed Transaction. Consequently, we may be considered a connected issuer of Merrill Lynch Canada Inc. under applicable securities laws. A portion of the net proceeds of the offering may be applied towards expenses incurred by us in connection with the Proposed Transaction, including the fees payable to our financial advisor. The decision to proceed with the offering was made by us, in consultation with the Underwriters, and the terms of the offering were determined by negotiation between us, on the one hand, and the Underwriters, on the other hand.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, we have agreed to sell and the Underwriters have severally agreed to purchase on September 11, 2009 or such later date as may be agreed upon, but not later than September 18, 2009, subject to the terms and conditions stated therein, all but not less than all of the 600,000 Subordinate Voting Shares being offered on an underwritten basis at a price of $347.00 per share payable to us against delivery of such Subordinate Voting Shares. Closing of the underwritten offering is conditional upon certain closing conditions, including the simultaneous closing of the sale of Subordinate Voting Shares offered pursuant to the Agency Agreement on a “best efforts” basis for aggregate gross proceeds of at least $500.0 million. The obligations of the Underwriters under the Underwriting Agreement may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the underwritten Subordinate Voting Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement provides that the Underwriters will be paid a fee per share equal to $13.88 per underwritten Subordinate Voting Share on account of underwriting services rendered in connection with the offering, which fee will be paid out of the proceeds of the offering.

Pursuant to the Agency Agreement, we have agreed to sell and the Underwriters have agreed to use their best efforts to arrange for the purchase of up to 2,281,844 Subordinate Voting Shares on September 11, 2009, or on such other date as may be agreed upon, subject to the terms and conditions contained in the Agency Agreement. The obligations of the Underwriters under the Agency Agreement may be terminated upon the occurrence of certain stated events. While the Underwriters have agreed to use their best efforts to sell the Subordinate Voting Shares being offered on a “best efforts” basis, the Underwriters will not be obligated to purchase any of such Subordinate Voting Shares which are not sold. The Agency Agreement provides that the Underwriters will be paid a fee per share sold on a “best efforts” basis for services rendered in connection with the “best efforts” offering, which fee will be paid out of the proceeds of the offering. Such fee will be equal to $3.47 per Subordinate Voting Share sold to certain institutions and $13.88 per Subordinate Voting Share sold to all other purchasers.

The offering of the Subordinate Voting Shares is being made concurrently in each of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada. The Underwriters will offer the Subordinate Voting Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement and the Agency Agreement, the Underwriters may offer the Subordinate Voting Shares outside the United States and Canada.

The Subordinate Voting Shares initially are offered at the offering price of $347.00. After a reasonable effort has been made to sell all of the Subordinate Voting Shares in the underwritten offering at the offering price, subject to applicable law, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Subordinate Voting Shares are offered to an amount not greater than the offering price. The compensation realized by the

Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Subordinate Voting Shares is less than the gross proceeds paid to us by the Underwriters.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

We have been advised that, in connection with this offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The offering price of the Subordinate Voting Shares offered under this prospectus supplement was determined by negotiation between us and the Underwriters.

Application has been made to list the Subordinate Voting Shares offered by this prospectus supplement on the TSX and the NYSE. Listing will be subject to us fulfilling all the listing requirements of the TSX and the NYSE.

We and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under Canadian provincial securities legislation and U.S. federal securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Information For Canadian Residents

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Subordinate Voting Shares pursuant to this offering and who, within the meaning of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length and is not affiliated with us or the Underwriters, and holds or will hold the Subordinate Voting Shares as capital property (a “Resident Purchaser”). Generally the Subordinate Voting Shares will be capital property to a Resident Purchaser provided the Resident Purchaser does not acquire or hold those Subordinate Voting Shares in the course of carrying on business or as part of an adventure or concern in the nature of trade. Certain Resident Purchasers whose Subordinate Voting Shares do not otherwise qualify as capital property may be entitled, in certain circumstances, to make the irrevocable election under subsection 39(4) of the Tax Act to have their Subordinate Voting Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Purchaser in the taxation year of the election, and in all subsequent years, deemed to be capital property.

This summary is not applicable to a purchaser that is a “financial institution” for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, to a purchaser an interest in which is a “tax shelter investment”, to a purchaser that is a “specified financial institution” or to a purchaser that has elected to report its “Canadian tax results” in a “functional currency” in accordance with the provisions of the Tax Act (all as defined in the Tax Act). Such taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and regulations thereunder, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect an investor. Accordingly, prospective purchasers of Subordinate Voting Shares should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares must be expressed in Canadian dollars including dividends, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in United States dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Dividends

Dividends (including deemed dividends) received on Subordinate Voting Shares in a taxation year by a Resident Purchaser who is an individual will be included in the individual’s income for that year and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividends designated by us as “eligible dividends” in accordance with the Tax Act. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends (including deemed dividends) received on Subordinate Voting Shares in a taxation year by a Resident Purchaser that is a corporation will be included in the corporation’s income for that year and generally will be deductible in computing such corporation’s taxable income. A Resident Purchaser that was, at any time in a taxation year, a “private corporation” as defined in the Tax Act, or a corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Subordinate Voting Shares in that year to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

Disposition of Subordinate Voting Shares

In general, a disposition, or a deemed disposition, of a Subordinate Voting Share by a Resident Purchaser will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of the Subordinate Voting Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Purchaser of the Subordinate Voting Share. The adjusted cost base to the Resident Purchaser of a Subordinate Voting Share acquired pursuant to this offering will be determined by averaging the cost of the Subordinate Voting Share with the adjusted cost base of all other Subordinate Voting Shares held by that Resident Purchaser as capital property at that time.

Generally, one-half of a capital gain must be included in income as a taxable capital gain. One-half of a capital loss is an allowable capital loss. Subject to and in accordance with the provisions of the Tax Act, an allowable capital loss realized in a year must be deducted by the Resident Purchaser in computing income to the extent of any taxable capital gains realized in the year, and any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

The amount of any capital loss realized on the disposition or deemed disposition of a Subordinate Voting Share by a Resident Purchaser that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Subordinate Voting Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where the Subordinate Voting Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Purchasers to whom these rules may be relevant should consult their own tax advisors.

A Resident Purchaser that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Certain Canadian Federal Income Tax Information For Non-Residents of Canada

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Subordinate Voting Shares pursuant to this offering and who, within the meaning of the Tax Act and at all relevant times, is not and is not deemed to be a resident of Canada, deals at arm’s length and is not affiliated with us or the Underwriters, holds or will hold the Subordinate Voting Shares as capital property and does not use or hold and is not deemed to use or hold the Subordinate Voting Shares in a business carried on in Canada (a “Non-Resident Purchaser”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Purchaser that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Tax Act and regulations thereunder, the Proposed Amendments, and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect an investor. Accordingly, prospective purchasers of Subordinate Voting Shares should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares must be expressed in Canadian dollars including dividends, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in United States dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Purchaser on the Subordinate Voting Shares will be subject to Canadian withholding tax at the rate of 25% subject to any reduction in the rate of withholding to which the Non-Resident Purchaser is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Purchaser is resident. For example, where the Non-Resident Purchaser is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Subordinate Voting Shares

A Non-Resident Purchaser will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Subordinate Voting Share, unless the Subordinate Voting Share is or is deemed to be “taxable Canadian property” to the Non-Resident Purchaser for purposes of the Tax Act and the Non-Resident Purchaser is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Purchaser is resident.

Generally, provided the Subordinate Voting Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and NYSE) at the time of disposition or deemed disposition, the Subordinate Voting Shares will not constitute taxable Canadian property of a Non-Resident Purchaser, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the Non-Resident Purchaser, persons with whom the Non-Resident Purchaser did not deal with at arm’s length or the Non-Resident Purchaser together with all such persons, owned 25% or more of the issued Subordinate Voting Shares or any other class of shares of us. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Subordinate Voting Shares would be deemed to be taxable Canadian property. Non-Residents Purchasers whose Subordinate Voting Shares constitute taxable Canadian property should consult with their own tax advisors.

Certain U.S. Federal Income Tax Information For U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders, as defined below for purposes of this discussion, of the ownership and disposition of Subordinate Voting Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial authorities, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of the Subordinate Voting Shares that is (a) an individual U.S. citizen or resident alien for U.S. federal income tax purposes; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, the District of Columbia or any state in the United States; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion only addresses U.S. Holders who hold the Subordinate Voting Shares as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address all the tax consequences that might be relevant to U.S. Holders in light of their particular circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, including, but not limited to, banks and other financial institutions, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or residents of the United States, persons that actually or constructively own 10% or more of our value or voting power, persons that hold the Subordinate Voting Shares as part of a “straddle”, “hedge”, “conversion transaction” or other integrated investment, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the Subordinate Voting Shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that hold the Subordinate Voting Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding the Subordinate Voting Shares.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the Subordinate Voting Shares in their particular circumstances.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions with respect to our Subordinate Voting Shares (before reduction for Canadian withholding taxes) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includable in a U.S. Holder’s ordinary income when received. Certain dividends received by a non-corporate U.S. shareholder, including an individual, from a non-U.S. corporation during taxable years beginning before 2011 will be taxed at a maximum rate of 15% under current law, provided the U.S. shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received from a non-U.S. corporation generally will qualify for this reduced tax rate if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information provision and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the Treaty is satisfactory for such purposes. Dividends received from a non-U.S. corporation that otherwise meets this qualification will not qualify for the reduced rate if the non-U.S. corporation is a PFIC for the taxable year in which a dividend is paid or was a PFIC for the previous taxable year. We believe that we are eligible for the benefits of the Treaty and that any dividends that we pay to non-corporate U.S. Holders, including individuals, should qualify for the 15% maximum tax rate under current law. Dividends on our Subordinate Voting Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on dividends received by a U.S. Holder, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive category income” or, in certain circumstances, “general category income” for purposes of computing the U.S. foreign tax credit allowable to a U.S. Holder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to non-corporate U.S. Holders that receive dividends if the dividends are eligible for the 15% maximum tax rate on dividends under current law described above. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Subordinate Voting Shares, and any excess over basis will result in capital gain. We do not currently intend to calculate our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Accordingly, a U.S. Holder should assume that the full amount of any distribution will constitute a dividend for U.S. federal income tax purposes.

Disposition of Subordinate Voting Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or other disposition of Subordinate Voting Shares in an amount equal to the difference between the amount received for the Subordinate Voting Shares and the U.S. Holder’s tax basis in the Subordinate Voting Shares. Generally, such gain or loss will be a capital gain or loss. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of U.S. federal income tax under current law. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company

We believe that we are engaged in the active conduct of an insurance business and, accordingly, do not believe that we are a PFIC. This conclusion is a factual determination that is made annually, and thus there can be no assurance that we will not be a PFIC for the current year or any future taxable year. If we or one of our non-U.S. subsidiaries were a PFIC for any taxable year during which a U.S. Holder held the Subordinate Voting Shares, gain recognized on the sale or other disposition of the Subordinate Voting Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if the U.S. Holder had recognized such gain and certain “excess distributions” ratably over the U.S. Holder’s holding period for the Subordinate Voting Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with a special interest charge in respect of the tax attributable to each such year. U.S. Holders should consult their tax advisors about the advisability of making a mark-to-market election to mitigate these tax consequences if we were to become a PFIC. Such an election would not be available with respect to the stock of our subsidiaries. U.S. Holders should consult their own tax advisors with respect to how the PFIC rules could affect their tax situation.

Controlled Foreign Corporation

Certain shareholders of a non-U.S. corporation may be subject to current U.S. federal income tax on their pro rata share of the corporation’s income if the corporation is classified as a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes. Prospective investors should consult their own tax advisors with respect to the application of the CFC rules to their particular circumstances. A special CFC classification applies to non-U.S. insurance companies that receive certain insurance income derived from insuring a U.S. person who owns any amount of the company’s stock directly or indirectly through non-U.S. entities (a “U.S. Shareholder”) or a person related to such U.S. Shareholder. All U.S. Shareholders of a non-U.S. insurance company that is subject to this special classification are subject to current U.S. federal income tax with respect to their proportionate share of the relevant insurance income of the non-U.S. insurance company, regardless of the size of the individual ownership interests of such U.S. Shareholders. An exception to this special CFC classification applies if less than 20% of the direct or indirect shareholders (by vote and value) are insured by the non-U.S. insurance company or are related to persons who are insured by the non-U.S. insurance company or if the non-U.S. insurance company derives less than 20% of its gross insurance income from insuring U.S. Shareholders or persons related to U.S. Shareholders. Although we do not specifically track the identity of our shareholders or persons who are insured by us for this purpose, we believe that we should qualify for one of these exceptions and should not be subject to the special CFC classification. There can be no assurance, however, that we qualify for one of these exceptions or will qualify for an exception in future taxable years. If we do not qualify for an exception, certain information reporting will be required by our U.S. Shareholders.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends on our Subordinate Voting Shares and the proceeds of the sale or other disposition of the Subordinate Voting Shares unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a rate of 28%. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this prospectus supplement:

(1)	our annual information form for the year ended December 31, 2008, dated March 6, 2009;

(2)	our audited consolidated financial statements and the notes thereto, including balance sheets as at December 31, 2008 and 2007 and consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and including management’s report on internal control over financial reporting set out on page 14 of our 2008 Annual Report, together with the report of the auditors on these consolidated financial statements and on the effectiveness of internal control over financial reporting;

(3)	management’s discussion and analysis for the annual consolidated financial statements as at and for the periods referred to in paragraph (2);

(4)	our management information circular dated March 6, 2009 in connection with the annual meeting of shareholders held on April 15, 2009;

(5)	our unaudited consolidated financial statements and the notes thereto, including consolidated balance sheet as at June 30, 2009 and consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the six months ended June 30, 2009 and June 30, 2008;

(6)	management’s discussion and analysis for the unaudited consolidated financial statements as at and for the periods referred to in paragraph (5); and

(7)	our material change reports dated January 19, 2009 and March 2, 2009 relating to the going-private transaction involving Northbridge.

Any documents of the types referred to in paragraphs 1 through 7 above (excluding confidential material change reports) and any business acquisition reports filed by us with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this prospectus supplement and prior to the termination of this offering of Subordinate Voting Shares hereunder shall be deemed to be incorporated by reference into the base shelf prospectus. In addition, any report filed with or furnished to the SEC by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or submitted by us to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the termination of this offering of Subordinate Voting Shares shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the accompanying base shelf prospectus shall be deemed to be modified or superseded for the purposes of the base shelf prospectus to the extent that a statement contained therein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the base shelf prospectus.

Information has been incorporated by reference in this prospectus supplement and accompanying base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from Bradley P. Martin, Vice President, Chief Operating Officer and Corporate Secretary, at Suite 800, 95 Wellington Street West, Toronto, Ontario M5J 2N7. Copies of documents that we have filed with the securities regulatory authorities in Canada may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

LEGAL MATTERS

Certain legal matters relating to the Subordinate Voting Shares offered by this prospectus supplement will be passed upon on our behalf by Torys LLP, our Canadian counsel, and Shearman & Sterling LLP, our United States counsel and on behalf of the Underwriters by Osler, Hoskin & Harcourt, as Canadian counsel and Dewey & LeBoeuf LLP, as United States counsel. As of the date hereof, the lawyers of Torys LLP, directly or indirectly, in aggregate, own less than one percent of our outstanding Subordinate Voting Shares.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference into the base shelf prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

AUDITORS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, Royal Trust Tower, Suite 3000, P.O. Box 82, 77 King Street West, Toronto, Ontario, Canada M5K 1G8.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar for the Subordinate Voting Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, 320 Bay Street, P. O. Box 1, Toronto, Ontario, M5H 4A6, and in the United States is Mellon Investor Services LLC, 120 Broadway, 13th Floor, New York, New York 10271.